PRIMERO REPORTS THIRD QUARTER 2012 RESULTS;

AND MAINTAINS ANNUAL PRODUCTION GUIDANCE

(Please note that all dollar amounts in this news release are expressed in U.Sdollars. unless otherwise indicated. Refer to the third quarter 2012 management discussion and analysis (‘‘MD&A’’) and unaudited financial statements for more information. )

Toronto, Ontario, November 8, 2012 --- Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today reported financial results for the third quarter ended September 30, 2012. The Company reported net earnings of $11.6 million ($0.12 per share) and operating cash flows2 of $16.2 million ($0.17 per share).

“Primero has been transformed since the end of the second quarter 2012,” stated Mr. Joseph F. Conway, President and Chief Executive Officer. “With a successful advance tax ruling, we have eliminated a significant liability for Primero and dramatically improved our silver leverage. This, combined with the decision to expand the San Dimas mine and mill to 2,500 tonnes per day by the end of the first quarter of 2014 with a very low capital cost, resulted in a significant share price improvement for our shareholders. We have remained focused on operating improvements at San Dimas, with year to date operating cash flow up 14% compared to last year, while the gold price has risen only 8%. Production in the third quarter was slightly impacted by delayed development as a result of power interruptions. We are very encouraged by the initial results of our optimization program that began in the third quarter with the San Dimas mill operating at above its nameplate capacity in the month of October and lower mining dilution rates are being observed. We remain confident in our production guidance for 2012 and continue to expect to produce more than 110,000 gold equivalent ounces.”

Third Quarter Highlights:

  Production: Production of 18,890 ounces of gold and 1.14 million ounces of silver at cash costs of $699 per gold equivalent ounce;

  Silver Sales at Spot Prices: Primero sold 246,230 ounces of silver at spot prices in the third quarter, resulting in 716,230 ounces of silver being sold at spot prices in 2012;

  Cash Position Increases: Cash balance increased to $133.1 million at September 30, 2012, from $125.7 million at June 30, 2012;

  Reserves and Resources Increased: Mid-Year Reserve and Resource update indicated the Company replaced six month gold depletion by 265%;

  Convertible Note Repaid: Primero repaid the outstanding $30 million convertible note, issuing 8,422,460 common shares to Goldcorp who subsequently sold them in a secondary offering on a bought deal basis;

  Production Guidance Maintained: Primero expects to achieve the mid to low end of its annual production guidance range of 110,000 to 120,000 gold equivalent ounces.

Subsequent to Third Quarter:

  Positive Advance Tax Ruling: Mexican tax authorities confirmed the Company can record revenues and taxes from sales under the silver purchase agreement5 at realized prices;

  San Dimas Expansion Announced: The Company announced the expansion of the San Dimas mine and mill to 2,500 tonnes per day (“TPD”) by end of the first quarter 2014, with a project IRR of 150%.

Strong Throughput Continues

Primero produced 25,580 gold equivalent ounces3 during the third quarter of 2012 or 18,890 ounces of gold and 1.14 million ounces of silver, 3% less and 4% more, respectively, than the same period in 2011. The decrease in gold production was due to a 5% decrease in throughput primarily due to the processing of stockpiled ore in the third quarter 2011 following a second quarter 2011 mill worker stoppage and power interruptions in the third quarter 2012 which impacted development rates. Mill throughput during the third quarter was 2% higher than the second quarter 2012.

Grades were slightly higher in the third quarter 2012 than the third quarter 2011. Gold and silver grades were lower in the third quarter 2012 than the second quarter and first quarter 2012. This was partially due to mining lower grades than planned as a result of the lack of access to higher grade ore due to safety concerns. Remote access equipment has been delivered to site and mining of higher grade pillars expects to continue in the fourth quarter.

Total cash costs4 on a gold equivalent and by-product basis in the third quarter 2012 were $699 and $363 per ounce respectively, compared with $641 and $222 per ounce in the third quarter 2011. Operating costs between the two periods remained relatively consistent. Average realized silver prices were 19% higher in 2011 than 2012, which decreased gold equivalent ounces of silver and silver by-product credits by 16% and 17%, respectively, in 2012 compared with 2011.

Earnings Impacted by Delayed Sales

Revenue was $38.3 million for the three months ended September 30, 2012 as a result of selling 17,100 ounces of gold at an average realized price of $1,646 per ounce, and 1.05 million ounces of silver at an average realized price of $9.66 per ounce. Revenue was $46.1 million for the same period in 2011 from selling 19,659 ounces of gold at an average realized price of $1,668 per ounce and 1.11 million ounces of silver at an average realized price of $12.00 per ounce. Sales in the third quarter of 2012 were 9% less than production due mainly to a broken crucible that delayed a shipment of dore to the refinery. The Company plans to sell these ounces during the fourth quarter.

The Company reached the 3.5 million ounce annual threshold under the silver purchase agreement5 at the end of April 2012, and subsequently sold 246,230 ounces of silver at an average price of $27.70 in the three months ended September 30, 2012. In the prior year, the 3.5 million annual threshold was met at the end of May and the Company subsequently sold 251,159 ounces of silver at an average price of $39.03 in the third quarter 2011. Between August 6, 2012 (the silver purchase agreement annual threshold renewal date) and September 30, 2012, the San Dimas mine produced 721,235 ounces of silver, to be sold to Silver Wheaton Caymans under the silver purchase agreement.

The Company earned net income of $11.6 million ($0.12 per share) in the third quarter of 2012 compared with net income of $16.5 million ($0.19 per share) in 2011. Income taxes in 2012 reflect the benefit of the positive Advance Pricing Agreement (“APA”) filing in October 2011, which was validated by the receipt of a positive ruling in October 2012. The ruling confirmed the Company’s Mexican subsidiary can record revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices from August 6, 2010. Adjusted net income for 2012 was $2.6 million ($0.03 per share) compared with $11.6 million ($0.13 per share) for 2011. Both 2012 and 2011 adjusted net income includes the reversal of the impact of foreign exchange on deferred income tax assets and liabilities8. The 2011 adjusted net income includes the benefit of the APA ruling, as well as the reversal of the tax savings as a result of foreign exchange losses on an intercompany loan, the transaction break-fee (net of transaction costs) and unrealized foreign exchange gains and finance income on the VAT receivable from the Mexican government relating to the acquisition of the San Dimas mine.

Operating cash flow before working capital changes in the third quarter of 2012 were $16.2 million ($0.17 per share), compared to $40.8 million ($0.46 per share) in 2011.

Revenue was $139.3 million for the nine months ended September 30, 2012 as a result of selling 64,980 ounces of gold at an average realized price of $1,643 per ounce, and 3.76 million ounces of silver at an average realized price of $8.65 per ounce. Revenue was $120.9 million for the same period in 2011 from selling 59,002 ounces of gold at an average realized price of $1,524 per ounce and 3.52 million ounces of silver at an average realized price of $8.81 per ounce.

The Company earned net income of $48.3 million ($0.54 per share) in the nine months ended September 30, 2012 compared with net income of $18.4 million ($0.21 per share) in the nine months ended September 30 2011. Adjusted net income for the nine months ended September 30, 2012 was $36.8 million ($0.41 per share), compared to adjusted net income of $18.8 million ($0.21 per share) for the same period in 2011. The 2011 adjusted net income includes the benefit of the APA ruling, as well as the reversal of the tax savings as a result of foreign exchange losses on an intercompany loan, the transaction break-fee (net of transaction costs) and realized foreign exchange gains and finance income on the VAT refund collected from the Mexican government related to VAT paid on the acquisition of the San Dimas mine. Both 2012 and 2011 adjusted net income also includes the reversal of the impact of foreign exchange on deferred income tax assets and liabilities.

Operating cash flow before working capital changes for the first nine months of 2012 was $72.4 million ($0.81 per share), up from $63.5 million ($0.72 per share) in the first nine months of 2011.

Cash Position Continues to Increase

The Company’s cash position increased to $133.1 million at September 30, 2012 from the June 30, 2012 balance of $125.7 million. Capital expenditures during the third quarter 2012 totaled $7.9 million and were spent mainly on underground development and exploration.

Positive Advance Tax Ruling

On October 4, 2012, the Company received a positive ruling from the Mexican tax authorities (Servicio de Administración Tributaria) on its APA filing made in October 2011. The ruling confirmed that the Company's Mexican subsidiary appropriately records revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices effective from August 6, 2010.

Under Mexican tax law, an APA ruling is generally applicable for up to a five year period. For Primero this applies to the fiscal years 2010 to 2014. Assuming the Company continues to sell silver under the silver purchase agreement on the same terms and there are no changes in the application of Mexican tax laws relative to the APA ruling, the Company expects to pay taxes on realized prices for the life of the San Dimas mine.

Convertible Note Re-Paid in Shares

On July 24, 2012, the Company’s board of directors resolved to repay the remaining $30 million Note on its maturity date of August 6, 2012, in common shares. The conversion price was Cdn$3.74, being the greater of the 90% of the volume weighted average trading price of the Company’s common shares for the five trading days ended August 6, 2011 and August 6, 2012. In accordance with the terms of the Note, the Note was translated into Canadian dollars at Cdn$1.05 to US $1.00. Accordingly the number of shares to be issued to Goldcorp was 8,422,460; these shares were issued on August 7, 2012.

Goldcorp Secondary Offering

On September 24, 2012, Primero entered into an underwriting agreement together with Goldcorp and a syndicate of underwriters led by Scotia Capital Inc. (“the Underwriters”). Pursuant to the underwriting agreement, the Underwriters purchased 8,422,460 common shares of Primero held by Goldcorp on a bought deal basis at an offering price of C$5.25 per share. Immediately prior to the sale of shares, Goldcorp owned 39,573,660 common shares of Primero representing in the aggregate 40.9% of the issued and outstanding common shares of the Company. After giving effect to the offering, Goldcorp owns 31,151,200 common shares of Primero, representing approximately 32.2% of the outstanding common shares of the Company. Primero did not receive any proceeds from this offering, and all of the expenses of the offering were paid by Goldcorp. The remaining 31,151,200 common shares of Primero held by Goldcorp upon completion of the offering will continue to be held by Goldcorp subject to the original three year lock-up period that commenced on August 6, 2010.

Optimization Program Delivers Promising Results

The Company initiated an optimization program in the third quarter of 2012. The Company’s aim is to expand throughput to the current milling capacity of 2,150 TPD (or 2,300 TPD based on 94% availability) exclusively through productivity improvements by the end of first quarter of 2013.

The optimization program has a 30-week implementation period and a strategic focus on reducing process variation and increasing throughput. Since its initiation the optimization program has successfully increased average throughput rates from 1,915 TPD in the second quarter 2012 to 1,950 TPD in the third quarter.

The optimization program has also been successful at improving mining dilution rates, with October dilution estimated at approximately 30%, down from the average 55% estimated in 2011 by an external consulting firm.

Dilution control represents a significant opportunity for the Company to improve mined grades. San Dimas is a cut and fill operation previously utilizing only jack-leg and jumbo drilling equipment. The average dilution factor used in the Company’s Reserve and Resource estimates is 58%, mainly as a result of mining narrow width veins with jumbo drills that require a minimum mining width.

As part of the optimization program the Company began testing long-hole mining at San Dimas in the third quarter of 2012. Long-hole mining methods have evolved significantly over the last decade, with stopes of less than one metre width being successfully mined with minimal dilution. Based on the positive results of the long-hole testing at San Dimas to date, the Company has brought a second long-hole drilling machine to site. The Company anticipates that it may be incorporating long-hole mining into its 2013 mine plan, with improvements in mining dilution anticipated.

Outlook for 2012

Primero expects to achieve the mid to low end of its production guidance range summarized in the following table.

Revised Outlook 2012
Attributable gold equivalent production[3] (gold equivalent ounces)	110,000-120,000
Gold production (ounces)	85,000-95,000
Silver production[5] (ounces)	5,000,000-5,500,000
Silver sales at spot market prices[5] (ounces)	716,230 (actual)
Total cash costs[4] (per gold equivalent ounce)	$610 - $640
Total cash costs[4] - by-product (per gold ounce)	$340 - $370
Capital expenditures (US$ millions)	$35 million

Material assumptions used to forecast total cash costs for 2012 include: an average gold price of $1,600 per ounce; an average silver price of $9.41 per ounce (calculated using the silver agreement contract price of $4.08 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $30 per ounce); and foreign exchange rates of 1.05 Canadian dollars and 12.8 Mexican pesos to the US dollar.

Reserves and Resources Increased at Mid-Year

On September 4, 2012, the Company provided an update of its Mineral Reserves and Mineral Resources at San Dimas as at June 30, 20126, successfully replacing its six month gold depletion by 265%. The Company reported contained gold in Probable Mineral Reserves increased by 16%; Indicated Mineral Resources (which include Probable Mineral Reserves) increased by 17%; and Inferred Mineral Resources increased by 23%.

Expansion of San Dimas to 2,500 TPD

On October 15, 2012, the Company announced its plans to expand the San Dimas mine and mill to 2,500 TPD by the end of the first quarter of 20147. The estimated capital cost is $14.4 million resulting in attractive economics of a 150% after-tax IRR and a payback period of less than 24 months. The expansion is expected to increase production at the mine to approximately 160,000 gold equivalent ounces per year of average annual production over the next five years and reduce cash costs from current levels by roughly $110 per ounce to approximately $510 per gold equivalent ounce, or $200 per gold ounce on a by-product basis, average over the next five years. The Company will continue to assess of a further potential expansion to 3,000 TPD.

Restatement of previously issued financial statements

The Company announced today8 that it has re-filed its consolidated financial statements and MD&A for the year ended December 31, 2011. In addition, the Company has amended its financial statements for the first and second quarters of 2012 but rather than re-filing those statements, has disclosed the amendments in the notes to its financial statements for the third quarter of 2012, released today. In connection with the preparation of the financial statements for the third quarter of 2012 it was identified that during the transition to International Financial Reporting Standards (“IFRS”), the Company had not taken into account a methodology difference between Canadian Generally Accepted Accounting Principles (“GAAP”) and IFRS with respect to translation of deferred tax assets and liabilities denominated in a currency other than the Company’s functional currency (the US dollar). The re-filed financial statements have been restated to give effect to the IFRS requirements. The restatements do not impact the Company’s cash flows or adjusted net income.

The re-filed financial statements are available on the Company’s website at www.primeromining.com and filed on SEDAR at www.sedar.com.

Reminder of Conference Call and Webcast Details

The Company's senior management will host a conference call today, Thursday, November 8, 2012 at 11:00 a.m. (EST), to discuss these results. Participants may join the call by dialing North America toll free 1-866-200-6965 or 1-646-216-7221 for calls outside Canada and the U.S. and entering the participant passcode

39078496#.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here: http://event.onlineseminarsolutions.com/r.htm?e=527524&s=1&k=AC45E3936EDA3B6135AA0414D65B5899.

A recorded playback of the call will be available until, Monday, February 4, 2013 by dialing North America toll free 1-866-206-0173 or 646-216-7204 for calls outside Canada and the U.S. and entering the call back passcode 277028#.

This release should be read in conjunction with Primero’s third quarter 2012 financial statements and MD&A report on the Company's website, www.primeromining.com, in the “Financial Reports” section under “Investors”, or on the SEDAR website at www.sedar.com, or on the Edgar website www.sec.gov.

(1) Adjusted net earnings/income and adjusted net earnings/income per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the third quarter 2012 MD&A for a reconciliation of adjusted net earnings/income to reported net income.

(2) ‘‘Operating cash flow’’ is operating cash flow before working capital changes. This and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the Company’s ability to generate cash flow from its mining operations. See the third quarter 2012 MD&A for a reconciliation of operating cash flows to GAAP.

(3) ‘‘Gold equivalent ounces’’ include silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the third quarter 2012 was based on realized prices of $1,646 per ounce of gold and $9.66 per ounce of silver. The ratio used for the 2012 guidance projection was based on estimated average prices of $1,600 per ounce of gold and $9.41 per ounce of silver.

(4) Total cash costs per gold equivalent ounce and total cash costs on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce is defined as cost of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs on a by-product basis are calculated by deducting the by-product silver credits from operating costs. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. See the third quarter 2012 MD&A for a reconciliation of total cash costs to reported operating expenses (the nearest GAAP measure).

(5) According to the silver purchase agreement between the Company and Silver Wheaton Corp., until August 6, 2014 Primero will deliver to Silver Wheaton a per annum (from August 6 to following August 5) amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.08 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

(6) Please refer to the Company’s News Release titled ‘‘Primero Announces Mid-Year Reserve and Resource Update; Replacing its 6 month Gold Depletion by 265%’’, dated September 4, 2012, located on the Company’s website at www.primeromining.com and SEDAR at www.sedar.com.

(7) Please refer to the Company’s News Release titled ‘‘Primero Announces Expansion of its San Dimas Mine’’, dated October 15, 2012, located on the Company’s website at www.primeromining.com and SEDAR at www.sedar.com.

(8) Please refer to the Company’s News Release titled ‘‘Primero Amends Financial Statements for Deferred Tax IFRS Transition Adjustment’’, dated November 8, 2012, located on the Company’s website at www.primeromining.com and SEDAR at www.sedar.com.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to precious metals. The Company has intentions to become an intermediate producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains ‘‘forward-looking statements’’, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero. All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as ‘‘plans’’, ‘‘potential’’, ‘‘expects’’, ‘‘is expected’’, ‘‘promising’’, ‘‘budget’’, ‘‘scheduled’’, ‘‘targeted’’, ‘‘is targeting’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘intends’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘if realized’’, or variations of such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will continue’’, ‘‘occur’’ or ‘‘be achieved’’ or the negative connotation thereof.

Forward-looking statements in this news release include, but are not limited to, statements regarding management’s expectation that capital expenditures for 2012 will be approximately $35 million; the number of gold equivalent, gold and silver ounces expected to be produced in 2012; the anticipated cash costs per gold equivalent ounce and anticipated by-product cash costs per gold ounce; the process improvement program to be implemented with expected productivity improvements in 2012; the expansion of overall mill capacity; the San Dimas production level based on continued positive exploration results combined with productivity enhancements; the inclusion of long-hole mining method in the 2013 mine plan; the ability of long-hole mining methods to improve mining dilution; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in the management’s discussion and analysis and the Company’s annual report on Form 40-F for the year ended December 31, 2011, as amended, on file with the U.S. Securities and Exchange Commission and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities as well as the expectations and beliefs of management and that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations and is consistent with estimations; that increases in capacity and improvements in productivity improvements meet expectations; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and in Sinaloa Graben; that the geology and vein structures in Sinaloa Graben are as expected; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company; that the Company can access financing, appropriate equipment and sufficient labour; that long-hole mining will be included in the 2013 mine plan; that long-hole mining methods will improve mining dilution and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including the risks that the Company may not be able to achieve planned production levels; dilution may be higher or recovery rates may be lower than anticipated; the Company may not be able to expand production at San Dimas; the Company may need to incur higher costs and capital expenditures for exploration and development activities; the Company may not be able to fund exploration and development expenditures; the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; that long-hole mining is not included in the 2013 mine plan; that long-hole mining does not improve mining dilution; and the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s annual report on Form 40-F for the year ended December 31, 2011, as amended, on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form and management’s discussion and analysis, as amended, which are on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL & OPERATING RESULTS

(in thousands of United States dollars, except per share and per ounce amounts - unaudited)

SUMMARIZED FINANCIAL DATA

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
Operating Data
Tonnes of ore milled	177,926	186,997	531,191	485,977
Produced
Gold equivalent (ounces)	25,582	27,450	84,829	79,110
Gold (ounces)	18,892	19,500	64,757	59,373
Silver (million ounces)	1.14	1.10	3.82	3.40
Sold
Gold equivalent (ounces)	23,251	27,633	84,785	78,946
Gold (ounces)	17,100	19,659	64,980	59,002
Silver (million ounces)	1.05	1.11	3.76	3.52
Average realized prices
Gold ($/ounce)	$1,646	$1,668	$1,643	$1,524
Silver ($/ounce)/	$9.66	$12.00	$8.65	$8.81
Total cash costs (per gold ounce)
Gold equivalent basis	$699	$641	$624	$617
By-product basis	$363	$222	$307	$317

Financial Data		(Restated)		(Restated)
(in thousands of US dollars except per share amounts)
Revenues	38,277	46,079	139,342	120,897
Income from mine operations	13,087	22,170	61,918	51,805
Net income/(loss)	11,586	16,491	48,308	18,427
Basic income/(loss) per share	0.12	0.19	0.54	0.21
Diluted income/(loss) per share	0.12	0.19	0.54	0.21
Operating cash flows before working capital changes	16,172	40,770	72,377	63,529
Assets
Mining interests	488,435	485,610	488,435	485,610
Total assets	662,069	614,029	662,069	614,029
Liabilities
Long-term liabilities	60,676	122,699	60,676	122,699
Total liabilities	94,386	158,268	94,386	158,268
Equity	567,683	455,761	567,683	455,761
Weighted average shares outstanding (basic)(000's)	93,203	88,250	89,709	87,980
Weighted average shares outstanding (diluted)(000's)	93,365	88,333	89,765	88,212

SUMMARIZED OPERATING DATA

		Three months ended
	30-Sep-12	30-Jun-12	31-Mar-12	31-Dec-11	30-Sep-11
Operating Data
Tonnes of ore milled	177,926	174,742	178,523	176,633	186,997
Average mill head grade (grams/tonne)
Gold	3.40	4.25	4.05	3.70	3.35
Silver	210	256	242	223	195
Average recovery rate (%)
Gold	97%	97%	97%	98%	97%
Silver	95%	95%	95%	95%	94%
Produced
Gold equivalent (ounces)	25,582	33,598	25,793	23,115	27,450
Gold (ounces)	18,892	23,277	22,588	20,191	19,500
Silver (million ounces)	1.14	1.36	1.32	1.20	1.10
Sold
Gold equivalent (ounces)	23,251	35,442	26,229	21,192	27,633
Gold (ounces)	17,100	24,876	23,004	18,487	19,659
Silver at fixed price (million ounces)	0.80	0.92	1.33	1.11	0.86
Silver at spot (million ounces)	0.25	0.47	-	-	0.25
Average realized price (per ounce)
Gold	$1,646	$1,610	$1,678	$1,679	$1,668
Silver	$9.66	$12.24	$4.08	$4.08	$12.00
Total cash operating costs ($000s)	$17,872	$17,645	$17,381	$16,622	$17,584
Total cash costs (per gold ounce) (1)
Gold equivalent basis	$699	$525	$674	$719	$641
By-product basis	$363	$44	$532	$580	$222

(1)

Total cash costs per gold ounce on a gold equivalent and by-product basis are non-GAAP financial measures. Refer to “Non- GAAP measure – Total cash costs per gold ounce calculation” in the Company’s third quarter 2012 MD&A for a reconciliation to operating expenses.

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 and 2011
(In thousands of United States dollars, except for share and per share amounts)
(Unaudited)
	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
		(Restated)		(Restated)
	$	$	$	$

Revenue	38,277	46,079	139,342	120,897

Operating expenses	(19,021)	(16,987)	(56,167)	(49,020)
Depreciation and depletion	(6,169)	(6,922)	(21,257)	(20,072)
Total cost of sales	(25,190)	(23,909)	(77,424)	(69,092)

Income from mine operations	13,087	22,170	61,918	51,805
General and administrative expenses	(9,407)	(4,454)	(18,939)	(13,806)

Income from operations	3,680	17,716	42,979	37,999
Other income (expense)	(282)	18,721	(713)	18,535
Foreign exchange gain	98	1,247	302	4,634
Finance income	188	856	1,020	4,002
Finance expense	(279)	(2,125)	(2,118)	(8,976)
Gain (loss) on derivative contracts	721	(2,283)	524	(385)

Income before income taxes	4,126	34,132	41,994	55,809

Income taxes (expense) recovery	7,460	(17,641)	6,314	(37,382)

Net income for the period	11,586	16,491	48,308	18,427

Other comprehensive income
Exchange differences on translation of foreign operations	91	(771)	189	(1,482)
Total comprehensive income for the period	11,677	15,720	48,497	16,945

Basic income per share	0.12	0.19	0.54	0.21
Diluted income per share	0.12	0.19	0.54	0.21

Weighted average number of common shares outstanding
Basic	93,203,449	88,249,831	89,709,072	87,980,377
Diluted	93,365,106	88,333,119	89,764,808	88,212,457

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
(In thousands of United States dollars)
(Unaudited)
	September 30,	December 31,
	2012	2011
		(Restated)
	$	$

Assets
Current assets
Cash	133,130	80,761
Trade and other receivables	2,985	5,526
Taxes receivable	8,354	20,969
Prepaid expenses	6,622	5,570
Inventories	9,238	9,463
Derivative asset	1,022	203
Total current assets	161,351	122,492

Non-current assets
Mining interests	488,435	486,424
Deferred tax asset	12,283	343
Total assets	662,069	609,259

Liabilities
Current liabilities
Trade and other payables	21,157	24,907
Taxes payable	7,553	4,213
Current portion of long-term debt	5,000	40,000
Total current liabilities	33,710	69,120

Non-current liabilities
Decommissioning liability	9,917	9,373
Long-term debt	40,000	40,000
Other long-term liabilities	10,759	2,926
Total liabilities	94,386	121,419

Equity
Share capital	453,250	423,250
Warrant reserve	34,237	34,237
Share-based payment reserve	15,991	14,645
Foreign currency translation reserve	(1,261)	(1,450)
Retained earnings	65,466	17,158
Total equity	567,683	487,840
Total liabilities and equity	662,069	609,259

PRIMERO MINING CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011
(In thousands Of United States dollars)
(Unaudited)
	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
	$	$	$	$
Operating activities
Income before taxes	4,126	34,132	41,994	55,809
Adjustments for:
Depreciation and depletion	6,169	6,922	21,257	20,072
Changes to decomissioning liability	-	(2)	-	768
Share-based payments	7,008	1,518	9,722	6,158
Cash paid for derivative contracts (net of sales proceeds)	(295)	(2,759)	(295)	(3,725)
Unrealized (gain) loss on derivative asset	(2,138)	1,543	(3,807)	(328)
Realized loss on derivative asset	1,417	737	3,282	348
Assets written off	87	-	414	-
Unrealized foreign exchange gain	(556)	(53)	(892)	(310)
Taxes paid	(461)	(3,266)	(1,532)	(21,583)
Other adjustments
Finance income (disclosed in investing activities)	(188)	(856)	(1,020)	(4,002)
Finance expense including capitalized borrowing costs (disclosed in financing activities)	1,003	2,854	3,254	10,322
	16,172	40,770	72,377	63,529

Changes in non-cash working capital	497	78,063	14,300	74,648
Cash provided by operating activities	16,669	118,833	86,677	138,177

Investing activities
Expenditures on exploration and evaluation assets	(6,951)	(2,790)	(20,742)	(6,910)
Expenditures on mining interests	(981)	(4,025)	(3,047)	(14,020)
Interest received	188	2,487	1,020	2,686
Cash used in investing activities	(7,744)	(4,328)	(22,769)	(18,244)

Financing activities
Repayment of debt	-	(70,000)	(5,000)	(70,000)
Proceeds on exercise of warrants and options	-	-	-	1,021
Interest paid	(1,908)	(121)	(6,314)	(1,052)
Cash used in financing activites	(1,908)	(70,121)	(11,314)	(70,031)

Effect of foreign exchange rate changes on cash	380	(786)	(225)	(973)

Increase in cash	7,397	43,598	52,369	48,929
Cash, beginning of period	125,733	63,629	80,761	58,298
Cash, end of period	133,130	107,227	133,130	107,227